UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2, 2003

Commonwealth Bank of Australia-ACN 123 123 124

(Translation of registrant’s name into English)

Level 2, 48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.  Yes  ☐  No ☒

SIGNATURES

Documents Furnished By the Registrant

1. Press Release of the Registrant dated December 1, 2003

Note:  The documents filed as exhibits to this Form 6-K were prepared for use in Australia and not for release or distribution in the United States. They do not constitute an offer of any securities for sale in the United States or any other jurisdiction. Any securities described in those documents may not be offered or sold in the United States in the absence of registration under the US Securities Act of 1933 or an exemption from registration.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Commonwealth Bank of Australia

Date: December 2, 2003	/s/ John Damien Hatton
	Name:	John Damien Hatton

	Title:	Company Secretary

Media Release Media Release

PROPOSED PERLS II ISSUE UPDATE

Sydney 1 December 2003: Following the completion on Friday 28 November 2003 of a successful bookbuild, the Initial Margin for the proposed issue of Perpetual Exchangeable Resettable Listed Securities (“PERLS II”) has been set at 0.95% per annum. For the period until 15 March 2009, PERLS II will offer investors a total distribution rate, taking into account franking credits, at 0.95% per annum over the Bank Bill Swap Rate for 90 day bills (“the BBSW”), payable quarterly in arrears. The BBSW will be set at the start of each distribution period.

PERLS II will be issued by Commonwealth Managed Investments Limited (“CMIL”), a wholly owned subsidiary of Commonwealth Bank of Australia (“Bank”) and the responsible entity of the PERLS II Trust.

CMIL intends to issue up to 3.75 million PERLS II at an Issue Price of $200 each, with the ability to accept oversubscriptions of a further 1.25 million PERLS II. The minimum investment is $5,000 or 25 PERLS II.

The Bank and CMIL are currently finalising arrangements in relation to the proposed offer of PERLS II including obtaining relevant regulatory approvals. It is expected that a Product Disclosure Statement for the PERLS II offer will be lodged on 2 December 2003.

A Product Disclosure Statement for the PERLS II will be made generally available following the Product Disclosure Statement being lodged with ASIC. The lodged Product Disclosure Statement is expected to be made available on or after 2 December 2003 and will be made available from that time at http://www.commsec.com.au or by calling the PERLS II Information Line on 1800 022 440. Persons wishing to acquire PERLS II will need to complete and return the application form attached to or accompanying the Product Disclosure Statement. Potential investors should consider the Product Disclosure Statement in deciding whether to acquire PERLS II.

(ENDS)

For further information please contact:

Bryan Fitzgerald
General Manager, Media
Group Corporate Relations
Telephone (02) 9378 2663

This material has been prepared without taking account of the objectives, financial situation or needs of any particular individual. For this reason, any individual should, before acting on the information in this presentation, consider the appropriateness of the information, having regard to the individual’s objectives, financial situation and needs and; if necessary, seek appropriate professional advice.

Media Release Media Release

This press release was prepared for use in Australia and not for release or distribution in the United States. It does not constitute an offer of any securities for sale in the United States or any other jurisdiction. Any securities described in this document may not be offered or sold in the United States in the absence of registration under the US Securities Act of 1933 or an exemption from registration.